Exhibit 1.A (11)

Memorandum Describing the Insurance Company’s

Issuance, Transfer and Redemption Procedures

Western Reserve Life Assurance Co. of Ohio’s

Redemption and Transfer Procedures and Method of

Computing Adjustments on Payments and

Cash Value Upon Conversion to Fixed Benefit Policies

This document sets forth, as required by Rule 6e-3(T) (b) (12) (ii), the administrative procedures that will be followed by Western Reserve Life Assurance Co. of Ohio (“Western Reserve”) in connection with the issuance of the Individual Flexible Premium Variable Life Insurance Policy (“Policy”) described in this Registration Statement, the transfer of assets held thereunder, and the redemption by Policyowners of their interest in the Policies.

1.	“Public Offering Price”:

Purchase and Related Transactions

Set out below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a “purchase” transaction. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans.

(a)	Premium Schedules and Underwriting Standards

Premiums for the Policies will not be the same for all Policyowners. Western Reserve may require the policyowner to pay an initial premium that is at least equal to a minimum monthly first year premium set forth in the Policy. Policyowners will determine a planned periodic premium payment schedule that provides for a level premium payable at a fixed interval for a specified period of time. Payment of premiums in accordance with this schedule is not, however, mandatory, and failure to make a planned periodic premium payment will not of itself cause the Policy to lapse. Instead, Policyowners may make premium payments in any amount at any frequency, subject only to the minimum premium amount1, and the maximum premium limitation.2 If at any time a premium is paid which would result in total premiums exceeding the current maximum premium limitation set forth in the Policy, Western Reserve will accept only that portion of the premium which will make total premiums equal that amount. Any portion of

[1]	The minimum premium amount is currently $50.00.
[2]

The maximum premium limitation will be set forth in the Policy. This limitation will be imposed to conform the Policy to certain restrictions on during the premiums contained in the Internal Revenue Code.

the premium in excess of that amount will be returned to the policyowner and no further premiums will be accepted until allowed by the current maximum premium limitations set forth in the Policy. The Policy will remain in force so long as net cash value is sufficient to pay certain monthly charges imposed in connection with the Policy. Thus, the amount of a premium, if any, that must be paid to keep the Policy In Force depends upon the net cash value of the Policy, which in turn depends on such factors as the investment experience and the cost of insurance charge. However, during the first policy year, the Policy will remain in force and no grace period will begin provided the premium paid each month is equal to the minimum monthly first year premium specified in the Policy.

The cost of insurance rate utilized in computing the cost of insurance charge will not be the same for each insured. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that the insured incurs an insurance rate commensurate with the mortality risk which is actuarially determined based upon factors such as attained age, sex, rate class and length of time a Policy is in force. Accordingly, while not all insureds will be subject to the same cost of insurance rate, there will be a single “rate” for all insureds in a given actuarial category.

The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among insureds, but recognize that premiums must be based upon factors such as age, sex, health and occupation.

(b)	Application and Initial Premium Processing

Upon receipt of a completed application, Western Reserve will follow certain insurance underwriting (i.e., evaluation of risks) procedures designed to determine whether the proposed insureds are insurable. This process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed insured before a determination can be made. A Policy will not be issued until this underwriting procedure has been completed.

If a premium of $2,000 or more is paid upon submission of the application, amounts will then be allocated to the Government Money Market Account of the WRL Series Life Account (“Series Account”). In such instances, the policy date will ordinarily be the date of receipt of the premium payment. If a premium of less than $2,000 is paid with the application, such amounts will be held by Western Reserve until the policy date. In such instances, the policy date will ordinarily be the date the Policy goes in force. Insurance coverage under the Policy and associated monthly deductions commence on the policy date. In either case, the record date of the Policy will be the date on which the Policy is recorded on Western Reserve’s books as an “in force” Policy and Western Reserve will allocate net premiums to the sub-accounts of the Series Account on the first valuation date on or following the record date in accordance with the directions on the application.

If Western Reserve determines to its satisfaction that on the date the application is signed and submitted with an initial payment the proposed insured was insurable and acceptable under Western Reserve’s underwriting rules and standards for insurance for the amount, plan and risk classification applied for in the application, then the insurance protection applied for, subject to the limits of liability and in accordance with the terms set forth in the Policy and in the conditional receipt, will by reason of such payment take effect on the later of the date of the application, or the medical examination, if required.

Under Western Reserve’s current rules, the minimum specified amount at issue for Issue is $50,000, with a lower amount at the older issue ages. Western Reserve reserves the right to revise its rules from time to time to specify a different minimum specified amount at issue.

(c)	Premium Allocation

In the application for a Policy, the policyowner can allocate net premiums (total premiums less any premium expense charges) among the sub-accounts of the Series Account. Notwithstanding the allocation in the application, if a premium payment of $2,000 or more is paid upon submission of the application, the portion of the net premium allocated to the sub-accounts of the Series Account will initially be allocated to the sub-account of the Series Account that invests exclusively in shares of the Government Money Market Portfolio and will be re-allocated on the first valuation date on or following the record date in accordance with the directions in the application. If a premium payment of less than $2,000 accompanies the application, the net premium will be allocated on the first valuation date on or following the record date in accordance with the directions in the application. Net premiums paid after the record date will be allocated in accordance with the Policyowner’s instructions in the application. The minimum percentage of each premium that may be allocated to the sub-accounts of the Series Account is 10%; percentages must be in whole numbers. The allocation for future net premiums may be changed at any time by providing Western Reserve with written notification. However, Western Reserve reserves the right to limit the number of changes of the allocation of net premiums in one year.

(d)	Reinstatement

A lapsed Policy may be reinstated any time within 5 years after the date of lapse and before the maturity date by submitting the following items to Western Reserve:

1.	A written application for reinstatement from the policyowner;

2.	Evidence of insurability satisfactory to Western Reserve; and

3.	A premium that, after the deduction of premium expense charges, is large enough to cover:

(a) the monthly deduction at the time of termination; (b) the next two monthly deductions due after the time of reinstatement; and (c) any unpaid portion of the monthly first year issue charge as set forth in the Policy.

Any indebtedness on the date of lapse will not be reinstated. The cash value of the Policy loan on the date of reinstatement will be zero. The amount of cash value on the date of reinstatement will be equal to the amount of the cash value on the date of lapse increased by the net premiums paid at reinstatement, less the amounts paid in accordance with (a) and (c) above. Upon approval of the application for reinstatement, the effective date of reinstatement will be the first monthly anniversary on or next following the date of approval of the application of reinstatement.

(e)	Repayment of Indebtedness

A loan under the Policy will be subject to an interest rate of 7.4% payable annually in advance. Outstanding indebtedness may be repaid at any time before the maturity date of the Policy and while the Policy is in force. Payments made by the policyowner while there is indebtedness will be treated as premium payments unless the policyowner indicates that the payment should be treated as a loan repayment. Under Western Reserve’s current procedures, at each policy monthiversary, Western Reserve will compare the amount of the outstanding loan (including interest in advance until the next policy anniversary, if not paid) to the amount in the Loan Account. Western Reserve will also make this comparison any time the policyowner repays all or part of the loan. At each such time, if the amount of the outstanding loan exceeds the amount in the Loan Account, Western Reserve will withdraw the difference from the sub-accounts of the Series Account and transfer it to the Loan Account, in the same manner as when a loan is made.

If the amount in the Loan Account exceeds the amount of the outstanding loan, Western Reserve will withdraw the difference from the Loan Account and transfer it to the sub-accounts in the same manner as premiums are allocated. Western Reserve will allocate the repayment of indebtedness at the end of the valuation period3 during which the repayment is received.

(f)	Correction of Misstatement of Age or Sex

If Western Reserve discovers that the age or sex of any insured has been misstated, Western Reserve will adjust the death benefits based on what the cost of insurance charge for the most recent monthly deduction would have purchased based on the correct age or sex.

[3]	A valuation period is the period between two successive valuation dates, commencing at the close of business of each valuation date and ending at the close of business of the next succeeding valuation date. The net asset value per share of a portfolio of the Fund will be determined as of the close of business on the New York Stock Exchange (currently 4:00 p.m., New York time) once daily, Monday through Friday, except on (i) days on which changes in the value of the Fund’s portfolio securities will not materially affect the current net asset value of the shares of a portfolio of the Fund; (ii) days during which no shares of a portfolio of the Fund were tendered for redemption and no order to purchase or sell such shares is received by the Fund; or (iii) customary national business holidays on which the New York Stock Exchange is closed.

2.	“Redemption Procedures”:

Surrender and Related Transactions

This section outlines those procedures which might be deemed to constitute redemptions under the Policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.

(a)         Cash Values

At any time before the earlier of the death of the insured or the maturity date, the policyowner may totally or, after the first policy year, partially surrender the Policy by sending a written request to Western Reserve. However, Western Reserve reserves the right to limit partial surrenders to once each policy year. The amount available for partial surrender may be limited to no less than the minimum withdrawal amount set forth in the Policy and to no more than 50% of net cash value.

Surrenders from the Series Account will generally be paid within seven days of receipt of the written request.4 A charge of $25.00 will be deducted from the amounts withdrawn from the Policy and the balance will be paid to the policyowner. Under Western Reserve’s current procedures, if the Policy is being totally surrendered, the Policy itself must be returned to Western Reserve along with the request. Any indebtedness will be deducted from the amount paid. The amount of the partial surrender will be deducted from the Policy’s cash value on the date that the request is received. The amount will be deducted from the sub-accounts of the Series Account in the same manner as monthly deductions are assessed against the sub-accounts, unless the policyowner directs otherwise. If the Policy is being totally surrendered, the Policy itself must be returned to Western Reserve along with the request. A policyowner may elect to have the amount paid in a lump sum or under a settlement option.

For a cash withdrawal, the amount available may be limited to no less than $500 and to no more than 10% of the net cash value. The amount paid plus a processing fee equal to the lesser of $25 or 2% of the amount withdrawn will be deducted from the Policy’s cash value at the end of the valuation period during which the request is received. The amount will be deducted from the accounts in the same manner as the current allocation instructions unless the policyowner directs otherwise.

[4]	Payment may be postpones whenever: (i) the New York Stock Exchange is closed other than customary week-end and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Commission: (ii) the Commission by order permits postponement for the protection of policyowners; or (iii) emergency exists as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the Series Account’s net assets. Payments under the Policy of any amount paid by check may be postponed until such time as the check has cleared the policyowner’s bank.

In lieu of payment of the cash value in a lump sum upon total surrender of a Policy, an election may be made to apply all or a portion of the proceeds under one of the fixed benefit settlement options described in the Policy. The fixed benefit settlement options are subject to the restrictions and limitations set forth in the Policy.

(b)	Benefit Claims

As long as the Policy remains in force, Western Reserve will generally pay a death benefit to the named beneficiary in accordance with the designated death benefit option within seven days after Western Reserve receives due proof of death of the insured, and verifies the validity of the claim. Payment of death benefits may, however, be postponed under certain circumstances.5 In particular, during the first two Policy years, and during the first two years after a Policy is reinstated, and in other circumstances in which Western Reserve may have a basis for contesting the claim, there can be a delay beyond the seven day period. The amount of the death benefit is determined at the end of the valuation period during which the insured dies. The death benefit proceeds payable under the designated death benefit option will be reduced by any outstanding indebtedness and any due and unpaid charges. The proceeds will be increased by any additional insurance provided by rider and any unearned loan interest.

The amount of the death benefit is guaranteed not to be less than the specified amount of the Policy. These proceeds may be reduced by any outstanding indebtedness and any due and payable charges. The death benefit may, however, exceed the specified amount of the Policy. The amount by which the death benefit exceeds the specified amount depends upon the death benefit option in effect and the cash value of the Policy. Under Death Benefit Option A, the death benefit will only vary when the limitation percentage of cash value set forth in the Policy exceeds the specified amount of the Policy. Under Death Benefit Option B, the death benefit will always vary with the cash value because the death benefit will at least equal the specified amount plus the cash value.

[5]	See note 4 supra.

The amount of the benefit payable at maturity is the net cash value of the Policy on the maturity date. These proceeds will be reduced by any outstanding indebtedness. This benefit will only be paid if the insured is living on the Policy’s maturity date. The Policy will mature on the anniversary nearest the insured’s 95th birthday, if the insured is living and the Policy is in force.

(c)	Policy Loans

After the first Policy year and so long as the Policy remains in force, the policyowner may borrow money from Western Reserve using the Policy as the only security for the loan. The maximum amount that may be borrowed is an amount which, together with any loans already outstanding is 90% of the cash value. Indebtedness equals the total of all policy loans less any unearned loan interest on the loans. The loan value will be determined at the end of the valuation period during which the loan request is received. Loans have priority over the claims of any assignee or other person. The loan may be repaid all or in part at any time before that maturity date and while the Policy is in force. Payments made by the policyowner while there is indebtedness will be treated as premium payments unless the policyowner indicates that the payment should be treated as a loan repayment. The interest rate charged on Policy loans accrues daily. Interest payments are payable annually in advance. If unpaid when due, interest will be added to the amount of the loan and will become part of the loan and bear interest at the same rate.

A policyowner may allocate a policy loan among the sub-accounts of the Series Account which have cash value. If no such allocation is made, Western Reserve will allocate the loan among those accounts in the same manner as monthly deductions are assessed against the sub-accounts, unless the policyowner directs otherwise.in accordance with the policyowner’s current allocation instructions. The loan amount will normally be paid within seven days after receipt of a written request. Postponement of loans may take place under certain circumstances.5

Cash Value equal to the portion of the policy loan plus interest in advance until the next policy anniversary allocated to each account will be transferred from the sub-account to the Loan Account, reducing the Policy’s cash value in that sub-account. As noted above, under Western Reserve’s current

[5]	See note 4 supra.

procedures, at each policy Monthiversary, Western Reserve will compare the amount of the outstanding loan (including interest in advance until the next policy anniversary, if not paid) to the amount in the Loan Account, Western Reserve will also make this comparison at any time the policyowner repays all or part of the loan.

At each such time, if the amount of the outstanding loan exceeds the amount in the Loan Account, Western Reserve will withdraw the difference from the sub-accounts of the Series Account and transfer it to the Loan Account, in the same manner as when a loan is made. If the amount in the Loan Account exceeds the amount of the outstanding loan, Western Reserve will withdraw the difference from the Loan Account and transfer it to the sub-accounts in the same manner as premiums are allocated. Cash value in the Loan Account will be credited with guaranteed interest at 4% per year. Additional interest may be credited to this cash value.

(d)	Policy Lapse

Lapse will only occur where net cash value is insufficient to cover the monthly deduction, and a grace period expires without a sufficient payment. If net cash value is insufficient to cover the monthly deduction, the policyowner must, except as noted below, pay during the grace period a payment at least sufficient to provide a net premium to cover the sum of the monthly deductions due within the grace period. During the first policy year, the Policy will not lapse and no grace period will begin provided the premium paid each month is at least equal to the minimum monthly first year premium shown in the Policy.

If net cash value is insufficient to cover the monthly deduction, Western Reserve will notify the policyowner and any assignee of record of the minimum payment needed to keep the Policy in force. The policyowner will then have a grace period of 61 days, measured from the date notice is sent to the policyowner, to make sufficient payments. If Western Reserve does not receive a sufficient payment within the grace period, lapse of the Policy will result. If a sufficient payment is received during the grace period, any resulting net premium will be allocated among the sub-accounts of the Series Account in accordance with the policyowner’s then current instructions. If the insured dies during the grace period, the death benefit proceeds will equal the amount of death benefit proceeds immediately prior to the commencement of the grace period, reduced by any due and unpaid charges. See Reinstatement, p. 4.

3.	Transfers

The Series Account currently has three sub-accounts. Each sub-account invests exclusively in the shares of a series of WRL Series Fund, Inc., an open-end diversified management company registered with the Commission. Policyowners may transfer cash value among the sub-accounts of the Series Account. Western Reserve may, at any time, revoke or modify the transfer privilege. Cash value transferred from one sub-account into more than one sub-account counts as one transfer. Western Reserve will effectuate transfers and determine all values in connection with transfers at the end of the valuation period during which the transfer request is received. A transfer charge of $10 will be imposed for the second and each subsequent transfer in a policy year and will be deducted from each sub-account from which a transfer is being made in an equal amount. Transfers resulting from policy loans, the exercise of conversion rights, and the reallocation of cash value immediately after the record date, will not be subject to a transfer charge.

4.	Conversion Procedure

During the first 24 months following the issuance of a Policy, the Policy may be exchanged for a flexible premium policy providing benefits which do not depend on the investment experience of a separate account. No evidence of insurability is required for such an exchange. The new policy will have, at the policyowner’s election, the same specified amount or the same net amount at risk (death benefit less cash value) as the Policy as well as the same issue age, policy date, rate class and death benefit option as the Policy.

APPENDIX A

Surrender Charge

During the first fifteen Policy years, a Surrender Charge will be incurred upon surrender of the Policy. The Surrender Charge consists of the Surrender Charge per Thousand multiplied by the applicable Surrender Charge Factor.

(a) Surrender Charge Per Thousand. The surrender Charge per Thousand Dollars of initial Specified Amount varies with the Insured’s Issue Age, gender and classification. See the table below indicating the charges per thousand dollars of initial Specified Amount.

(b) Surrender Charge Factor. As stated above, the factor is applied to the charge per thousand dollars of initial Specified Amount due upon any Surrender of a Policy during the first fifteen Policy years. In Policy years 1 - 5 this factor is 1.00 for Insureds at Issue Ages 0 - 39 and then declines at a rate of 0.10 per year until reaching zero at the end of the fifteenth (15th) Policy year as shown below. For Insureds at Issue Ages older than 39, this factor is less than 1.00 at the end of the first (1st) Policy year and declines to zero at the end of the fifteenth (15th) Policy year. Therefore, application of the factor to the Surrender Charge per Thousand in the event of any surrender during the second through fifteenth Policy years will result in the same or reduced surrender charges. If a surrender occurs after the fifteenth (15th) Policy year, there is no Surrender Charge per Thousand due. See the example below. Factors for the Builder Plus Program are different than those shown below.

SURRENDER CHARGE FACTORS

ISSUE AGES 0 - 39

Surrender Charge Factor
End of Policy Year*	Factor
At Issue	1.00
1-5	1.00
6.90
7.80
8.70
9.60
10.50
11.40
12.30
13.20
14.10
15	0
16+	0

*	THE FACTOR ON ANY DATE OTHER THAN ANNIVERSARY WILL BE INTERPOLATED BETWEEN THE TWO END OF YEAR FACTORS.

(C) Example: Assume a male tobacco user purchases the Policy at Issue Age 35. The Surrender Charge per Thousand is $16.48. This is multiplied by the Surrender Charge Factor resulting in the following Table of Surrender Charges:

TABLE OF SURRENDER CHARGES PER $1,000 OF

SPECIFIED AMOUNT AS OF THE POLICY DATE

END OF POLICY YEAR	SURRENDER CHARGE PER $1,000 OF SPECIFIED AMOUNT ON POLICY PAGE 3A	END OF POLICY YEAR		SURRENDER CHARGE PER $1,000 OF SPECIFIED AMOUNT ON POLICY PAGE 3A
At Issue	$16.48	9		$9.89
1	16.48	10		8.24
2	16.48	11		6.59
3	16.48	12		4.94
4	16.48	13		3.30
5	16.48	14		1.65
6	14.83	15		0.00
7	13.18	16	+	0.00
8	11.54

*	THE SURRENDER CHARGE ON ANY DATE OTHER THAN AN ANNIVERSARY WILL BE INTERPOLATED BETWEEN THE TWO END OF YEAR CHARGES.